THIS IS A CONFORMING COPY OF THE DOCUMENT ORIGINALLY FILED ON JUNE 5, 1995

                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 Schedule 13D

                     Under the Securities Exchange Act of 1934

                               SUFFOLK BANCORP
                              (Name of Issuer)

                        Common Stock, $5.00 par value
                        (Title of Class of Securities)

                                864739107
                              (CUSIP Number)

                               Daniel M. Healy
                            Executive Vice President
                                   and
                            Chief Financial Officer
                          North Fork Bancorporation, Inc.
                                9025 Route 25
                           Mattituck, New York  11952
                               (516) 298-5000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 Copy to:

                         William S. Rubenstein, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                            919 Third Avenue
                         New York, New York  10022
                              (212) 735-2642

                                May 25, 1995
          (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid with this statement: [ X ]


          CUSIP No.  864739107

          1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
               IDENTIFICATION NO. OF ABOVE PERSON:

          North Fork Bancorporation, Inc.
          I.R.S. Identification No. 36-3154608

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

          (a)[   ]
          (b)[   ]

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS:

                    OO  (See Item 3)

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

            [   ]

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          State of New York

                                             7.   SOLE VOTING POWER
               NUMBER OF SHARES                        5%
                 BENEFICIALLY
                OWNED BY EACH                8.   SHARED VOTING POWER
                  REPORTING                            None
                PERSON WITH
                                             9.   SOLE DISPOSITIVE POWER
                                                       5%

                                            10.  SHARED DISPOSITIVE POWER
                                                      None

         11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON

                          190,064

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES:

                        [ X ]

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            5%

         14.  TYPE OF REPORTING PERSON

                        CO



          Item 1.   Security and Issuer.

                    This statement relates to the common stock, par value $5.00 per share (the "Common Stock"), of Suffolk Bancorp, a New York corporation (the "Company"). The principal executive offices of the Company are located at 6 West Second Street, Riverhead, New York, 11901. According to the Company's most recent Quarterly Report on Form 10-Q for the three months ended March 31, 1995, as of such date the Company had 7,500,000 shares of authorized Common Stock, of which 3,799,674 shares were issued and outstanding.

          Item 2.   Identity and Background.

                    (a)-(c) and (f) This statement is being filed by North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"). The principal executive offices of North Fork are located at 9025 Route 25, Mattituck, New York 11952.

                    The principal business of North Fork is to provide, through its bank subsidiary North Fork Bank, comprehensive consumer and commercial banking services which include deposit and loan products, trust services, annuity sales, cash management and investments through its brokerage subsidiary.

                    Information as to each of the executive
          officers and directors of North Fork is set forth on
          Schedule I hereto. Each of such persons is a citizen of the United States.

                    (d) During the last five years, neither North Fork nor, to the best of North Fork's knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    (e) During the last five years, neither North Fork nor, to the best of North Fork's knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration.

                    North Fork intends to finance its purchases of the Company's Common Stock from available cash and investments held by North Fork.

          Item 4.   Purpose of Transaction.

                    On January 31, 1995, North Fork filed an application (the "Federal Reserve Application") with the Board of Governors of the Federal Reserve System (the "Federal Reserve"), under Section 3(a)(3) of the Bank Holding Company Act of 1956, to acquire up to 19.9% of the voting securities of the Company, and to thereby acquire indirectly up to 19.9% of the Company's wholly-owned subsidiary bank, The Suffolk County National Bank.

                    The Federal Reserve Application states North
          Fork's intent to acquire up to 19.9% of the outstanding shares of the Common Stock from time to time in the market or in privately negotiated transactions, subject to market conditions. The Federal Reserve Application further states that North Fork intends to acquire the shares because it believes that the Common Stock is an "attractive investment" and that "the market price of the [Company's] stock will rise, resulting in a profit on [North Fork's] investment." Finally, the Federal Reserve Application states that while North Fork "is actively exploring the possibility of acquiring the entire equity interest" in the Company, North Fork will not acquire ownership or control of more than 19.9% of the voting securities of the Company without seeking prior approval of the Federal Reserve.

                    The Federal Reserve Application also included certain commitments by North Fork that it would not, among other things, exercise a controlling influence over certain policies and decisions of the Company, engage in certain transactions with the Company or propose directors (including North Fork representatives) in opposition to the Company's nominees. In connection with its consideration of the Federal Reserve Application, on May 1, 1995 the Federal Reserve sought an additional commitment by North Fork that it would not, without prior approval of the Federal Reserve, exercise any enhanced shareholder rights acquired as a result of its ownership of over 5% of the voting securities of the Company to obtain nonpublic information concerning the performance, condition or business plans of the Company, to participate in Company decisionmaking or to communicate with Company shareholders. North Fork has committed in writing to refrain from taking any such action without prior Federal Reserve approval. On May 9, 1995 the Federal Reserve approved North Fork's proposal to purchase up to 19.9% of the voting securities of the Company.

                    On February 10, 1995, North Fork filed an application similar to the Federal Reserve Application with the New York State Banking Department (the "Banking Department") under Sections 141 and 142(1) of the New York Banking Law (the "Banking Department Application"). Pursuant to applicable New York Banking Law, North Fork may not acquire ownership or control of 10% or more of the voting securities of the Company without Banking Department approval. As of the date hereof, the Banking Department Application remains under consideration with the Banking Department, and North Fork understands that a decision is expected in June, 1995.

                    North Fork intends to continue to purchase an aggregate of up to 10% of the outstanding Common Stock pending approval of the Banking Department Application by the Banking Department and, following such approval, to purchase an aggregate of up to 19.9% of the outstanding Common Stock from time to time in the market or in privately negotiated transactions, in all cases subject
          to market conditions.   In addition, North Fork plans to
          continue to explore the possibility of acquiring the entire equity interest in the Company. North Fork will not, however, acquire ownership or control of more than 19.9% of the voting securities of the Company without seeking prior approval of the Federal Reserve. To date, North Fork has acquired 190,064 shares, or 5%, of the Company.

                    Except as set forth in this Item 4, neither
          North Fork nor, to the best of North Fork's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in Clauses (a) through (j) of Item 4 of Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.

                   (a)-(b) By reason of its recent purchases of
          Company Common Stock, North Fork has sole voting and dispositive power with respect to 190,064 shares, or approximately 5% of the shares of Common Stock
          outstanding on March 31, 1995.   In addition, an
          aggregate of 29,910 shares of Common Stock are owned by North Fork officers and directors, as set forth in
          Schedule 2 hereto. North Fork expressly disclaims beneficial ownership of all of the shares held by its officers and directors.

                   Except as set forth above, neither North Fork nor, to the best of North Fork's knowledge, any of the individuals named in Schedule I hereto, owns any Common
          Stock.

                  (c) The following purchases of Common Stock were effected by North Fork during the past 60 days:

                    Trade      Settle     Number of   Price Per
                    Date       Date       Shares       Share

                    5/25/95    6/2/95     3,000       $29.500

                    All of the foregoing purchases were effected through brokerage transactions consummated on the NASDAQ National Market System. Except as set forth above, neither North Fork nor, to the best of North Fork's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Common Stock during the past 60 days.

                    (d)  Inapplicable.

                    (e)  Inapplicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

                    Except as set forth in Item 4 hereof, neither North Fork nor, to the best of North Fork's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated: June 5, 1995

                                   NORTH FORK BANCORPORATION, INC.

                                   By:    /s/ Daniel M. Healy
                                          Daniel M. Healy
                                          Executive Vice President and
                                          Chief Financial Officer


          SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS
          OF NORTH FORK BANCORPORATION, INC.

                    The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of North Fork Bancorp-oration, Inc. ("North Fork") is set forth below. If no business address is given, the director's or officer's address is 9025 Route 25, Mattituck, New York 11952. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with North Fork.

                                   Present Principal Occupation
          Name                     or Employment and Address

          John Adam Kanas          Chairman, President and Chief
                                   Executive Officer

          Anthony J. Abate         Vice President and Secretary

          John Bohlsen             Vice Chairman - North Fork
                                   President
                                   The Helm Development Corp.
                                   166 W. Main St.
                                   East Islip, NY  11730

          Malcolm J. Delaney       Retired
                                   Heritage Hills
                                   518A
                                   Somers, NY  10589

          Allan C. Dickerson       Retired
                                   2255 Grand Ave.
                                   Mattituck, NY  11952

          Lloyd A. Gerard          Antique Dealer and Auctioneer
                                   P.O. Box 146
                                   Remsenburg, NY  11960

          Daniel M. Healy          Executive Vice President and
                                   Chief Financial Officer

          James F. Reeve           President
                                   Harold R. Reeve & Sons, Inc.
                                   North Road
                                   Mattituck, NY  11952

          James H. Rich, Jr.       President
                                   Southold Lumber Co., Inc.
                                   3045 Wells Ave.
                                   P.O. Box 208
                                   Southold, NY  11971

          George H. Rowsom         President
                                   S.T. Preston & Son, Inc.
                                   South Main St. Wharf
                                   Greenport, NY  11944

          Kurt R. Schmeller        President
                                   Queens Borough Community College
                                   City University of New York
                                   Bayside, NY  11364

          Raymond W. Terry, Jr.    Retired
                                   610 Jockey Creek Dr.
                                   P.O. Box 983
                                   Southold, NY  11971


          SCHEDULE II

          SHARES OF SUFFOLK BANCORP
          OWNED BY
          DIRECTORS AND EXECUTIVE OFFICERS
          OF NORTH FORK BANCORPORATION, INC.

                   North Fork expressly disclaims beneficial ownership of the 29,910 shares of Common Stock which, as of May 31, 1995, are owned by North Fork officers and directors, as set forth below.

                              Shares          Date       Manner of
          Name                Owned         Purchased    Purchase

          Lloyd A. Gerard     27,330 (1)    1928-1985    Gift
          Allan C. Dickerson     100 (2)    6/1/84       Purchase
                                  10 (2)    6/7/86       Dividend
                                 440 (2)    7/31/86      5/1 Split
                                 550 (2)    5/22/87      2/1 Split
                                 395 (2)    Since 1987   Dividend
                                                         Reinvestment
          James H. Rich, Jr.      50 (3)    11/8/76      Purchase
                                   2 (3)    2/4/85       Dividend
                                                         Reinvestment
                                  10 (3)    6/30/85      Dividend
                                                         Reinvestment
                                 248 (3)    7/31/86      5/1 Split
                                 310 (3)    5/22/87      2/1 Split
                                 100 (3)    10/7/87      Purchase
                                 180 (4)    2/18/88      Purchase
                                 100 (4)    11/16/88     Purchase
          John Adam Kanas          7      Prior to 1986  Purchase
                                  28        7/31/86      5/1 Split
                                  35        5/22/87      2/1 Split
                                  15        Since 1987   Dividend
                                                         Reinvestment

                    Total:    29,910

          (1) Owned jointly with Mr. Gerard's brother, Lester
              Gerard and his sister Lynne Raskin.
          (2) Owned by Mr. Dickerson's wife, Charlotte Dickerson.
          (3) Owned by Mr. Rich's wife, Adele Rich.
          (4) Owned jointly by Mr. Rich and his wife, Adele Rich.